KELSON CAPITAL, LLC

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-68147

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kelson Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Broadway 16th Floor, Suite 1640
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dan Ledva	212-616-0169	dledva@kelsongroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Dan Ledva, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kelson Capital LLC, as of June 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

DANIEL LEDVA

JASON W WINGATE
Notary Public
Connecticut
My Commission Expires May 31, 2023

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KELSON CAPITAL, LLC

TABLE OF CONTENTS



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Kelson Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kelson Capital, LLC (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kelson Capital, LLC as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Kelson Capital, LLC's auditor since 2011.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
October 5, 2022

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423


KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022



ASSETS


Cash	$	250,409
Accounts receivable		2,009,413
Other assets		5,731
TOTAL ASSETS		$ 2,265,553


LIABILITIES AND MEMBER'S CAPITAL


LIABILITIES		
Accounts payable and accrued expenses	$	11,517
Accrued commissions		147,000
TOTAL LIABILITIES	$	158,517
MEMBER'S CAPITAL		$ 2,107,036
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 2,265,553

The accompanying notes are an integral part of this financial statement.

KELSON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2022

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Kelson Capital, LLC (the "Company"), a limited liability company, was organized in the state of New Jersey on November 18, 2008. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent for institutional investment money managers. The Company markets the specialized investment management strategies for institutional investors.

Basis of presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable – Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of June 30, 2022, management believes no allowance for uncollectible accounts receivable is necessary.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Standard – One July 1, 2019, the Company adopted ASU-2016-02 Leases, which requires recognition of lease assets (right of use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. The adoption did not have a material impact on the Company's financial statements.

NOTE 2 - CONCENTRATION

There were three major customers of the Company that represented 61%, 14% and 11% of fee revenue for the year ended June 30, 2022. The respective accounts receivable balances were $900,000, $160,000 and $120,000 as of June 30, 2022.

NOTE 3 - LEASE

The Company leased its office space on a eleven and half month term ending December 31, 2021, at $1,500 per month, continuing on a month-to-month basis thereafter.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2022, the Company's net capital and required net capital were $208,892 and $10,568 respectively. The ratio of aggregate indebtedness to net capital was 75.88%.

NOTE 5 - INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 6 – RELATED PARTY

The Company is under common control with Roberts and Ryan Investments Inc., a FINRA registered broker dealer. For the year ended June 30, 2022, the Company incurred $159,480 in referral commissions paid to Roberts and Ryan Investments Inc. This amount in included in compensation and commissions on the statement of income.

NOTE 7 – SUBSEQUENT EVENT

Subsequent events have been evaluated through October 5, 2022, which is the date the financial statements were available to be issued.